SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 12)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                            (Name of Subject Company)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)
                            ------------------------

                                  PETER SUNDMAN
                              CHAIRMAN OF THE BOARD
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                605 THIRD AVENUE
                             NEW YORK, NY 10158-0180
                            TELEPHONE: (877) 628-2583
      (Name, Address and Telephone Numbers of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                   COPIES TO:
     ARTHUR C. DELIBERT, ESQ.                     ROLAND HLAWATY, ESQ.
      KIRKPATRICK & LOCKHART               MILBANK, TWEED, HADLEY & MCCLOY LLP
       NICHOLSON GRAHAM LLP                    ONE CHASE MANHATTAN PLAZA
  1800 MASSACHUSETTS AVENUE, NW                    NEW YORK, NY 10005
       WASHINGTON, DC 20036                    TELEPHONE: (212) 530-5000
    TELEPHONE: (202) 778-9000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 8.    ADDITIONAL INFORMATION.

     Item 8 is hereby amended to add the following:

     "ADOPTION OF AMENDMENT NO. 1 TO THE RIGHTS AGREEMENT"

     Terms defined in this section shall only apply to this section.

     On November 23, 2005, Phillip Goldstein and certain affiliates (the "Goldstein Group") filed an amendment to their Schedule 13D (the "Amended
Schedule 13D"). The Amended Schedule 13D announced that the Goldstein Group had intentionally triggered the Rights Agreement by purchasing an additional 300 shares of Common Stock on November 23, 2005. It appears from the Amended
Schedule 13D that, as a result of this purchase, the Goldstein Group's holdings of shares of Common Stock exceed, by 25 shares, the 11.5% triggering threshold of the Rights Agreement.

     On November 28, 2005, the Board adopted a resolution amending the definition of "Acquiring Person" in Section 1 of the Rights Agreement by adding the following sentence at the end thereof:

         Furthermore, notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person", as defined pursuant to the foregoing provisions of this paragraph (a), has become such as a result of being the Beneficial Owner of a DE MINIMUS number of Common Shares of the Company in excess of 11.5% of the Common Shares of the Company then outstanding, then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement until such time as the Board of Directors of the Company determines in good faith that the aggregate number of Common Shares beneficially owned by such Person in excess of 11.5% of the Common Shares of the Company then outstanding exceeds a DE MINIMUS number.

      Also on November 28, 2005, a letter was sent to Phillip Goldstein further elaborating the Fund's position.

      This summary description of the letter to Phillip Goldstein and Amendment No. 1 to the Rights Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits (a)(27) and (a)(28), respectively, and incorporated herein by reference.

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

ITEM 9.    EXHIBITS.

      Item 9 is hereby amended to add the following exhibits.

    EXHIBIT NO.                                        DOCUMENT
--------------------------------------------------------------------------------
      (a)(27) Press release issued by the Fund dated November 28, 2005, including Letter dated November 28, 2005 to Phillip Goldstein
      (a)(28) Amendment No. 1 to Rights Agreement between the Fund and the Rights Agent dated as of November 28, 2005

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.


                             By: /s/ Robert Conti
                                ----------------------------------------
                             Name:  Robert Conti
                             Title: Vice President

Dated:  as of November 28, 2005

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

                                  EXHIBIT INDEX

    EXHIBIT NO.                            DOCUMENT
--------------------------------------------------------------------------------
       (a)(1)    Press Release issued by the Fund on September 23, 2004  (1)
       (a)(2) Letter dated September 14, 2004 from counsel for the Independent Fund Directors to Mr. Horejsi (1)
       (a)(3)    Letter dated September 16, 2004 from the Trusts to the Fund (1)
       (a)(4) Common Stock Purchase Agreement between the Fund and NB LLC dated September 23, 2004 (1)
       (a)(5) Rights Agreement between the Fund and the Rights Agent dated September 23, 2004 (1)
       (a)(6)    Complaint filed September 23, 2004  (1)
       (a)(7)    Letter dated September 23, 2004 from the Fund to Stockholders
                 (1)
       (a)(8)    Corrected Press Release issued by the Fund on September 23,
                 2004  (3)
       (a)(9)    Schedule TO filed by the Fund with the SEC on October 1, 2004
                 (4)
      (a)(10)    Counter-Claims dated October 6, 2004  (6)
      (a)(11) Memorandum of Law in opposition to Counterclaimant's Motion dated October 11, 2004 (6)
      (a)(12) Letter from the Fund to stockholders and Supplement dated October 12, 2004 (6)
      (a)(13)    Press Release issued by the Fund on October 12, 2004  (6)
      (a)(14)    FV Partners Complaint dated October 20, 2004  (7)
      (a)(15) Declaratory Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland (8)
      (a)(16) Memorandum Opinion dated October 22, 2004 issued by the United States District Court for the District of Maryland (8)
      (a)(17)    Press release issued by the Fund dated October 22, 2004  (8)
      (a)(18)    Press release issued by the Fund dated November 1, 2004  (9)
      (a)(19)    Press release issued by the Fund dated November 4, 2004  (10)
      (a)(20)    Press release issued by the Fund dated January 19, 2005  (12)
      (a)(21) Rights Agreement between the Fund and the Rights Agent dated January 18, 2005 (11)
      (a)(22)    Press release issued by the Fund dated May 16, 2005  (13)
      (a)(23) Form of Rights Agreement between the Fund and the Rights Agent dated May 13, 2005 (13)
      (a)(24)    Amended FV Partners Complaint dated May 6, 2005  (13)
      (a)(25)    Press release issued by the Fund dated September 2, 2005  (14)
      (a)(26) Form of Rights Agreement between the Fund and the Rights Agent dated as of September 1, 2005 (14)
      (a)(27) Press release issued by the Fund dated November 28, 2005, including Letter dated November 28, 2005 to Phillip Goldstein
      (a)(28) Amendment No. 1 to Rights Agreement between the Fund and the Rights Agent dated as of November 28, 2005
      (e)(1) Excerpts from the Fund's Definitive Proxy Statement dated January 12, 2004 relating to the 2004 Annual Meeting of Stockholders (1)

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

      (e)(2) Management Agreement between the Fund and NB Management dated November 3, 2003 (1)
      (e)(3) Administration Agreement between the Fund and NB Management dated November 3, 2003 (1)
      (e)(4) Sub-Advisory Agreement between the Fund and NB Management dated November 3, 2003 (1)
      (e)(5) Fee Waiver Agreement between the Fund and NB Management dated November 25, 2002 (2)
      (e)(6) Form of Indemnification Agreement between the Fund and Indemnitee dated as of October 1, 2004 (5)

(1) Previously filed as an exhibit to the Schedule 14D-9 filed by the Fund with the SEC on September 23, 2004.
(2) Previously filed as an exhibit to the Fund's N-2 Registration Statement, File Nos. 333-102218 and 811-21200, filed on January 29, 2003.
(3) Previously filed as an exhibit to Amendment No. 1 to the Schedule 14D-9 filed by the Fund with the SEC on September 24, 2004.
(4) Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-9 filed by the Fund with the SEC on October 1, 2004.
(5) Previously filed as an exhibit to Amendment No. 3 to the Schedule 14D-9 filed by the Fund with the SEC on October 4, 2004.
(6) Previously filed as an exhibit to Amendment No. 4 to the Schedule 14D-9 filed by the Fund with the SEC on October 12, 2004.
(7) Previously filed as an exhibit to Amendment No. 5 to the Schedule 14D-9 filed by the Fund with the SEC on October 21, 2004.
(8) Previously filed as an exhibit to Amendment No. 6 to the Schedule 14D-9 filed by the Fund with the SEC on October 22, 2004.
(9) Previously filed as an exhibit to Amendment No. 6 to the Schedule 14D-9 filed by the Fund with the SEC on November 1, 2004.
(10) Previously filed as an exhibit to Amendment No. 8 to the Schedule 14D-9 filed by the Fund with the SEC on November 4, 2004.
(11) Previously filed as an exhibit to Form 8-A filed by the Fund with the SEC on January 18, 2005.
(12) Previously filed as an exhibit to Amendment No. 9 to the Schedule 14D-9 filed by the Fund with the SEC on January 19, 2005.
(13) Previously filed as an exhibit to Amendment No. 10 to the Schedule 14D-9 filed by the Fund with the SEC on May 16, 2005.
(14) Previously filed as an exhibit to Amendment No. 11 to the Schedule 14D-9 filed by the Fund with the SEC on September 2, 2005.

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